Financial Statements
Mountain Valley Pipeline, LLC – Series A
Years Ended December 31, 2022, 2021 and 2020
With Report of Independent Auditors

Mountain Valley Pipeline, LLC – Series A
Index To Financial Statements
Years Ended December 31, 2022, 2021 and 2020

Report of Independent Auditors        2
Balance Sheets         4
Statements of Operations         5
Statements of Members’ Equity        6
Statements of Cash Flows         7
Notes to Financial Statements        8

Report of Independent Auditors

The Management Committee of Mountain Valley Pipeline, LLC - Series A

Opinion

We have audited the financial statements of Mountain Valley Pipeline, LLC - Series A (the Company), which comprise the balance sheet as of December 31, 2021, and the related statements of operations, members’ equity and cash flows for each of the years in the period ended December 31, 2021 and 2020, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Mountain Valley Pipeline, LLC - Series A at December 31, 2021, and the results of its operations and its cash flows for the years ended December 31, 2021 and 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America, for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free of material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:

•Exercise professional judgment and maintain professional skepticism throughout the audit.
•Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.
•Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
•Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Other Matter

The accompanying balance sheets of Mountain Valley Pipeline, LLC - Series A as of December 31, 2022 and December 31, 2021, and the related statements of operations, members’ equity and cash flows for each of the three years in the period ended December 31, 2022 are presented for purposes of complying with Rule 3-09 of SEC Regulation S-X; however, Rule 3-09 does not require the 2022 financial statements to be audited. The 2022 financial statements are unaudited and the 2022 financial statements are not covered by this report.

/s/ Ernst & Young LLP
Pittsburgh, Pennsylvania
February 25, 2022

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
BALANCE SHEETS
DECEMBER 31,

($ in thousands)	2022	2021
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,897	$26,358
Capital contributions due from members	52,556	122,460
Other current assets	82	2
Total current assets	71,535	148,820

Property, plant and equipment:
Construction work in process	6,727,592	6,429,792

Intangible assets	7,861	—
Other assets	1,611	2,496
Total assets	$6,808,599	$6,581,108

LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
Accounts payable	$115,509	$157,432
Due to related parties	3,170	2,851
Total current liabilities	118,679	160,283

Environmental reserve	—	48
Total liabilities	118,679	160,331

Members' equity	6,689,920	6,420,777

Total liabilities and members' equity	$6,808,599	$6,581,108

The accompanying notes are an integral part of these financial statements.

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
 STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31,

($ in thousands)	2022	2021	2020
	(Unaudited)
Environmental expense	$(40)	$68	$360
Legal expense	20	331	—
Allowance for equity funds used during construction	—	26,722	352,323

Interest income:
Allowance for borrowed funds used during construction	—	11,452	150,995
Other interest	335	18	288
Total interest income	335	11,470	151,283

Net income	$355	$37,793	$503,246

The accompanying notes are an integral part of these financial statements.

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
 STATEMENTS OF MEMBERS' EQUITY
(2022 UNAUDITED)

	MVP Holdco, LLC	US Marcellus Gas Infrastructure, LLC	Con Edison Gas Pipeline and Storage, LLC	WGL Midstream, Inc.	RGC Midstream, LLC	Total
($ in thousands)
Balance at January 1, 2020	$2,199,988	$1,498,761	$600,424	$483,025	$48,316	$4,830,514
Capital contributions and changes in ownership interest(a)	242,563	165,263	—	45,907	5,331	459,064
Less: Capital contributions due from members(b)	(8,221)	(5,601)	—	(1,556)	(180)	(15,558)
Net income	230,652	157,147	60,053	50,324	5,070	503,246
Balance at December 31, 2020	$2,664,982	$1,815,570	$660,477	$577,700	$58,537	$5,777,266
Capital contributions and changes in ownership interest(a)	320,034	218,044	35	60,572	7,033	605,718
Net income	17,579	11,977	4,072	3,779	386	37,793
Balance at December 31, 2021	$3,002,595	$2,045,591	$664,584	$642,051	$65,956	$6,420,777
Capital contributions and changes in ownership interest(a)	144,878	98,812	200	27,452	3,177	274,519
Less: Capital contributions due from members(b)	(3,011)	(2,051)	(30)	(573)	(66)	(5,731)
Net income	167	114	35	35	4	355
Balance at December 31, 2022	$3,144,629	$2,142,466	$664,789	$668,965	$69,071	$6,689,920

(a) Includes capital contributions due from members for a total amount of $52,556, $122,460, and zero as of December 31, 2022, 2021 and
2020 respectively that as of the date of issuance of the respective financial statements, such contributions due from members have been received.

(b) Represents capital contributions due from members as of December 31, 2022, and 2020 that were unpaid as of the date of issuance of the respective financial statements. No capital contributions due from members as of December 31, 2021 were unpaid as of the date of issuance.

The accompanying notes are an integral part of these financial statements.

MOUNTAIN VALLEY PIPELINE, LLC - SERIES A
 STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

($ in thousands)	2022	2021	2020
	(Unaudited)
Cash flows from operating activities:
Net income	$355	$37,793	$503,246
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Allowance for funds used during construction (AFUDC)	—	(38,174)	(503,319)
Changes in operating assets and liabilities:
Other assets	(80)	(1)	70
Environmental reserve	(48)	(256)	304
Net cash (used in) provided by operating activities	227	(638)	301

Cash flows from investing activities:
Capital expenditures	(339,117)	(602,315)	(400,321)
Purchases of intangible assets	(7,263)	—	—
Net cash used in investing activities	(346,380)	(602,315)	(400,321)

Cash flows from financing activities:
Capital contributions from members	338,693	483,258	456,254
Net cash provided by financing activities	338,693	483,258	456,254

Net change in cash and cash equivalents	(7,461)	(119,695)	56,234
Cash and cash equivalents at the beginning of the year	26,358	146,053	89,819
Cash and cash equivalents at the end of the year	$18,897	$26,358	$146,053

The accompanying notes are an integral part of these financial statements.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
(2022 Unaudited)
1.    Description of Business

Mountain Valley Pipeline, LLC is a series limited liability company formed to develop, construct, own and operate natural gas assets. Mountain Valley Pipeline, LLC – Series A (the Company) is a series of Mountain Valley Pipeline, LLC under Delaware law, formed to construct, own and operate an interstate natural gas pipeline and related facilities (the MVP mainline). The MVP mainline will span approximately 300 miles from northern West Virginia to southern Virginia and will be regulated by the Federal Energy Regulatory Commission (FERC). The MVP mainline will be operated by EQM Gathering Opco, LLC (EQM Gathering), an indirect wholly-owned subsidiary of Equitrans Midstream Corporation (ETRN), pursuant to an Amended and Restated Construction, Operation and Management Agreement, dated as of June 16, 2015, among the Company and EQM Gathering (the COM Agreement).

The Company’s members consist of MVP Holdco, LLC (MVP Holdco), an indirect wholly-owned subsidiary of ETRN, US Marcellus Gas Infrastructure, LLC (NextEra), Con Edison Gas Pipeline and Storage, LLC (ConEd), WGL Sustainable Energy LLC (f/k/a WGL Midstream, Inc.) (AltaGas) and RGC Midstream, LLC (RGC). On November 4, 2019, ConEd exercised its option to cap its investment in the construction of the MVP mainline at approximately $530 million (excluding allowance for funds used during construction (AFUDC)). ETRN and NextEra Energy, Inc. are obligated, and RGC has opted, to fund the shortfall in ConEd's capital contributions on a pro rata basis. Any funding of the shortfall by such members will correspondingly increase their respective interests in the Company and decrease ConEd’s interest in the Company.

As of December 31, 2022, each member’s ownership interest in the Company was as follows: MVP Holdco (47.21%), NextEra (32.16%), ConEd (9.59%), AltaGas (10.00%) and RGC (1.04%).
Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2.     Significant Accounting Policies

Cash and Cash Equivalents: Cash and cash equivalents include cash and interest-bearing deposits having original maturities of three months or less.

Capital Contributions Due from Members: Capital contributions due from members are recorded within current assets when there is substantial evidence of the ability and intent to collect the contribution within a reasonably short period of time and such amounts have been received prior to the date the financial statements were available to be issued. Capital contributions due from members that have not been received prior to the date the financial statements were available to be issued are presented in the balance sheet as a deduction from members’ equity.

Property, Plant and Equipment (PP&E): Property, plant and equipment is stated at cost. The Company capitalizes the carrying costs for the construction of its long-term assets and will amortize these costs over the estimated useful life of the related assets once placed in service. As of December 31, 2022 and 2021, all amounts capitalized relate to construction work in process. The capitalized cost of additions to property, plant and equipment includes indirect costs such as engineering, supervision, payroll taxes, other benefits and AFUDC.

The calculated AFUDC includes capitalization of the cost of debt for financing construction of assets subject to regulation by the FERC (the debt component) and the designated cost of equity for financing the construction of these regulated assets (the equity component). The rate used for AFUDC was determined in accordance with regulations of the FERC and is compounded semiannually. The debt component of AFUDC is recorded as interest income on the accompanying statements of operations.

In January 2021, the Company temporarily suspended AFUDC on the MVP mainline due to a temporary reduction in growth construction activities. During the second quarter of 2021 through October 2021, the Company resumed some AFUDC related to certain growth construction activities that resumed on the MVP mainline. In November 2021, the Company again temporarily suspended AFUDC on the MVP mainline when these activities ceased, and AFUDC remained suspended during the year ended December 31, 2022.

The Company accrues capital expenditures when work has been completed but the associated invoices have not yet been paid. These accrued amounts are excluded from capital expenditures on the statements of cash flows until they are paid in a subsequent period. Accrued capital expenditures included in accounts payable and due to related parties

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
(2022 Unaudited)
in the accompanying balance sheets were approximately $118.1 million and $160.3 million as of December 31, 2022 and 2021, respectively.

Intangible Assets: The Company is a party to a Verified Emission Reduction Purchase Agreement dated July 21, 2021 with an affiliate of NextEra (the VER Agreement). The Verified Emission Reduction intangible assets (VERs) are held-for-use and will be used for the purpose of offsetting greenhouse gas emissions resulting from the operation of the MVP mainline after the MVP mainline is placed in-service. During the year ended December 31, 2022, the Company's purchases of VERs totaled $7.9 million. The VERs will be amortized to the cost of operations based on units of production after the MVP mainline commences operations. No VERs were purchased during the year ended December 31, 2021.

Regulatory Accounting: The Company is constructing and will operate assets that will be regulated by the FERC. The rates that will be charged by the Company are reviewed and approved by the FERC, and it is reasonable to assume the rates are set at levels that will recover the entity’s costs. As such, the Company applies the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification 980, Regulated Operations (ASC 980). The Company reviews, at least annually, to determine whether the Company continues to meet the criteria to apply ASC 980.

Asset Retirement Obligations: The Company is under no legal or contractual obligation to restore or dismantle the MVP mainline. After completing construction and starting operations, the Company intends to operate the MVP mainline as long as supply and demand for natural gas exists, which the Company expects for the foreseeable future. As a result, the Company does not have any asset retirement obligations as of December 31, 2022 and 2021.

Income Taxes: The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of its members.

Allocation of Profits and Losses: The Company’s profits and losses are allocated in accordance with the members’ respective ownership interests in the Company.

Leases: Right-of-use assets represent the right to use the underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized on the consolidated balance sheets at the lease commencement date based on the present value of lease payments over the lease term. The Company determines if an arrangement is a lease at inception based on whether the Company has the right to control the use of an identified asset, the right to obtain substantially all of the economic benefits from the use of the asset and the right to direct the use of the asset during the lease term and accounts for leases in accordance with ASC 842, Leases (ASC 842).

Leases in which the Company is the lessee that do not have a readily determinable implicit rate utilize an incremental borrowing rate, based on the information available at the lease commencement date, to determine the present value of lease payments. When a secured borrowing rate is not readily available, unsecured borrowing rates are adjusted for the effects of collateral to determine the incremental borrowing rate. The Company reassesses the incremental borrowing rate for any new and modified lease contracts as of the contract effective date. Lease expense is recognized on a straight-line basis over the lease term for operating leases.

The Company did not have any leases as of December 31, 2022 and 2021.

3. Legal and Regulatory Matters

The MVP mainline will be governed by the United States Natural Gas Act (NGA), which requires a Certificate of Public Convenience and Necessity from the FERC before construction can commence. On October 13, 2017, the FERC issued a Certificate of Public Convenience and Necessity to the Company. In the first quarter of 2018, the Company received its first partial notice to proceed from the FERC to begin construction activities on certain facilities and commenced construction. The Company is currently defending certain agency actions and judicial challenges to the MVP mainline, as well as pursuing certain authorizations, that must be resolved before the MVP mainline can be completed. The Company is working to respond to the court and agency decisions and obtain and maintain, as applicable, all permits.

Sierra Club, et al. Petitioners v. State Water Control Board, et al. Respondents and Mountain Valley Pipeline, Intervenor, Docket No. 21-2425, Fourth Circuit Court of Appeals (Fourth Circuit). On December 20, 2021, the Virginia Department of Environmental Quality (VADEQ) certified that the MVP mainline would satisfy Virginia’s

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
(2022 Unaudited)
water quality standards based on its comprehensive nine-month review of the Company’s Joint Permit Application (VA 401 Permit). On December 22, 2021, Petitioners filed their petition challenging the VADEQ’s approval of the VA 401 Permit with the Fourth Circuit. On December 22, 2021, the Petitioners filed a request for an administrative stay with the VADEQ which was denied on January 4, 2022. On January 4, 2022, the Petitioners filed a petition with the Fourth Circuit seeking a judicial stay of the VA 401 Permit pending a decision on the merits. On February 11, 2022, Petitioners withdrew the stay petition. On May 16, 2022, the Company filed a motion for random panel assignment with the Fourth Circuit, which motion was denied on June 24, 2022. Briefing is complete and oral argument occurred on January 24, 2023 before the same panel of Fourth Circuit judges as have appeared, and overruled permitting agencies, in numerous prior matters relating to the Company, and the parties are awaiting a decision.

Sierra Club, et al. Petitioners v. West Virginia Department of Environmental Protection, et al. Respondents and Mountain Valley Pipeline, Intervenor, Docket No. 22-1008, Fourth Circuit. On December 30, 2021, the West Virginia Department of Environmental Protection (WVDEP) certified that the MVP mainline would satisfy West Virginia’s water quality standards based on its comprehensive nine-month review of the Company’s Joint Permit Application (WV 401 Permit). On January 3, 2022, Petitioners filed their petition challenging the WVDEP’s approval of the WV 401 Permit with the Fourth Circuit. On January 4, 2022, the Petitioners filed a request for an administrative stay with the WVDEP which was denied on January 11, 2022. On January 11, 2022, Petitioners filed a petition with the Fourth Circuit seeking a judicial stay of the WV 401 Permit pending a decision on the merits. The stay petition was denied by the Fourth Circuit on February 8, 2022. On May 16, 2022, the Company filed a motion for random panel assignment with the Fourth Circuit, which motion was denied on June 22, 2022. Briefing is complete and oral argument before the same panel of Fourth Circuit judges as have appeared, and overruled permitting agencies, in numerous prior matters relating to the MVP Joint Venture occurred on October 25, 2022, and the parties are awaiting a decision.

Jefferson National Forest Crossing and Associated Authorizations. In a different Fourth Circuit appeal, Sierra Club, et al. v. U.S. Forest Service, et al., consolidated under Case No. 17-2399, Fourth Circuit, filed in December 2017, the Sierra Club challenged a Bureau of Land Management (BLM) decision to grant a right-of-way to the Company and a U.S. Forest Service (USFS) decision to amend its management plan to accommodate the MVP mainline, both of which affect the MVP mainline's approximate 3.5-mile segment in the Jefferson National Forest (JNF) in Virginia. On July 27, 2018, agreeing in part with the Sierra Club, the Fourth Circuit vacated the BLM and USFS decisions, finding fault with the BLM's analysis of the practicality of alternate routes and the USFS' analysis of erosion and sedimentation effects. On January 11, 2021, the Company received final approval of the Record of Decision from the USFS and, on January 15, 2021, the BLM issued a new required right-of-way permit for the MVP mainline’s 3.5-mile segment in the JNF in Virginia (the JNF Right-of-Way). On January 11, 2021, Sierra Club, et al. filed a petition with the Fourth Circuit to reverse the USFS approval of the Record of Decision and, on January 15, 2021, filed a petition with the Fourth Circuit challenging BLM’s grant of the JNF Right-of-Way. See Wild Virginia, et al. v. United States Forest Service, et al., No. 21-1039(L). On January 25, 2022, the Fourth Circuit, agreeing in part with the petitioners, vacated and remanded the Record of Decision and the JNF Right-of-Way, finding fault with (i) the USFS’ and BLM’s consideration of certain data from the U.S. Geological Survey and (ii) the USFS’ and BLM’s authorization of the use of conventional bores for stream crossings within the JNF based on a variance issued by the FERC, and, as a result of such issues, (iii) the USFS’ amendments in connection with the Record of Decision to the Jefferson Forest plan. On March 11, 2022, the Company requested that the Fourth Circuit review the January 25, 2022 decision en banc, which rehearing was denied by the Fourth Circuit on March 25, 2022. The vacatur of the Record of Decision and the JNF Right-of-Way caused a delay in the then-targeted full in-service date for the MVP mainline (and consequent impacts relating to such delay). The Company has sought new authorizations relating to the JNF. On December 23, 2022, the USFS issued the draft Supplemental Environmental Impact Statement for the MVP mainline. However, the Company cannot ensure whether and when any new authorizations will be received from the USFS and BLM and, if received, the result of any challenge to such authorizations.

On August 3, 2018, citing the court’s vacatur and remand in Sierra Club, et al. v. U.S. Forest Service, et al., consolidated under Case No. 17-2399, the FERC issued a stop work order for the entire MVP mainline pending the agency actions on remand. The FERC modified its stop work order on August 29, 2018 to allow work to continue on all but approximately 25 miles of the project (the Exclusion Zone) and made certain other limited modifications of the stop work order. On October 9, 2020, the FERC authorized construction to resume project-wide (as it had been stopped by the FERC on October 15, 2019 in relation to a separate matter), other than with respect to the Exclusion Zone, which requires additional authorization. On December 17, 2020, the FERC again modified the stop work order and authorized construction to resume in 17 miles of the Exclusion Zone. The Company cannot guarantee whether or when the FERC will act in respect of any or all of the remaining portions of the Exclusion Zone. The FERC’s October 9, 2020 and December 17, 2020 actions are the subject of challenges filed by the Sierra Club in Sierra Club, et al. v. FERC, Case No. 20-1512 (consolidated with No. 21-1040), D.C. Circuit Court of Appeals on

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
(2022 Unaudited)
December 22, 2020 and January 25, 2021, respectively. Briefing in Sierra Club, et al. v. FERC, Case No. 20-1512 (consolidated with No. 21-1040), D.C. Circuit Court of Appeals was completed in January 2022 and oral argument occurred on April 7, 2022 and the parties are awaiting a decision.

Challenges to FERC Certificate, U.S. Court of Appeals for District of Columbia Circuit (DC Circuit). Multiple parties have sought judicial review of the FERC’s order issuing a certificate of public convenience and necessity to the Company and/or the exercise by the Company of eminent domain authority. On February 19, 2019, the DC Circuit issued an order rejecting multiple consolidated petitions seeking direct review of the FERC order under the NGA and certain challenges to the exercise by the Company of eminent domain authority in Appalachian Voices, et al. v. FERC, et al., consolidated under Case No. 17-1271. No petitions for rehearing or petitions for rehearing en banc were filed by the April 5, 2019 deadline. The mandate was issued on April 17, 2019. A group of parties filed a complaint in the U.S. District Court for the District of Columbia asserting that the FERC’s order issuing certificates is unlawful on constitutional and other grounds in Bold Alliance, et al. v. FERC, et al., Case No. 17-1822. The district court plaintiffs sought declaratory relief as well as an injunction preventing the Company from developing its project or exercising eminent domain authority. In December 2017 and January 2018, the FERC and the Company, respectively, moved to dismiss the petitions for lack of subject matter jurisdiction. The court granted the motion and dismissed plaintiffs’ complaint on September 28, 2018. On October 26, 2018, plaintiffs appealed the decision in Case No. 17-1822 to the DC Circuit in Bold Alliance, et al. v. FERC, et al., Case No. 18-5322. On December 3, 2018, the FERC, as appellee, filed a joint motion with the appellants to hold Case No. 18-5322 in abeyance pending completion of the appeals of the final agency orders related to the MVP mainline certificate in consolidated Case No. 17-1271 and Atlantic Coast Pipeline’s (ACP) certificate. The Company filed a motion to dismiss the case as to some of the plaintiffs. On February 15, 2019, the DC Circuit entered an order holding this appeal in abeyance pending rulings on the appeals from the ACP and MVP mainline FERC proceedings. The ACP petitioners on November 16, 2022, filed a joint motion for voluntary dismissal of all petitions for review pertaining to ACP, except for the Bold Alliance proceeding. The Court granted the motion on November 17, 2022. On January 5, 2023, the DC Circuit entered an order holding the Bold Alliance proceeding in abeyance pending further order of the court and requiring the parties to file motions to govern future proceedings within 60 days of the Supreme Court of the United States’ (SCOTUS) disposition of the petition for writ of certiorari in Bohon et al. v. FERC et al., discussed below.

Similarly, another group of parties filed a complaint in the U.S. District Court for the District of Columbia in Bohon et al. v. FERC et al., Case No. 20-00006, asserting that the delegation of authority to FERC under the NGA violates the nondelegation doctrine and separation-of-powers principle of the U.S. Constitution. The Company and the FERC filed motions to dismiss which were granted by the court. On July 6, 2020, the landowners filed a notice of appeal to the DC Circuit in Case No. 20-5203. On November 30, 2020, appellants asked the DC Circuit to overturn the decision of the lower court. Oral argument before the DC Circuit was scheduled for March 29, 2021, but the court cancelled and held oral argument in abeyance and directed the parties to file motions to govern future proceedings following a decision by the U.S. Supreme Court in PennEast Pipeline Co. v. New Jersey, Case No. 19-1039, which decision was published on June 29, 2021. Briefing in Bohon et al. v. FERC et al., Case No. 20-00006 on the significance of the PennEast Pipeline Co. opinion was completed on July 29, 2021. The DC Circuit issued an order on September 15, 2021 denying appellants’ motion for summary reversal of the decision of the lower court and supplemental briefing was completed as of October 6, 2021. On June 21, 2022, the DC Circuit upheld the lower court’s decision to dismiss the lawsuit. On September 15, 2022, the petitioners filed a petition for writ of certiorari with SCOTUS. The FERC and the Company filed responses to the petition in November 2022. The parties are awaiting a decision from SCOTUS on whether to grant certiorari.

Due to the uncertainty regarding the timing of permitting and the outcome of legal challenges facing the MVP mainline, on August 25, 2020, the Company filed a request with the FERC for and, on October 9, 2020, the FERC granted, an extension of time to complete the MVP mainline for an additional two years through October 13, 2022. On December 22, 2020, a challenge to the FERC’s action to grant an extension of time to complete the MVP mainline was filed in the DC Circuit in Sierra Club, et al. v. FERC, Case No. 20-1512 (consolidated with No. 21-1040, DC Circuit). Briefing in Sierra Club, et al. v. FERC, Case No. 20-1512 (consolidated with No. 21-1040, D.C. Circuit), was completed in January 2022 and oral argument occurred on April 7, 2022, and the parties are awaiting a decision. Separately, on June 24, 2022, citing litigation and regulatory matters, the Company filed a request with the FERC for an extension of time to complete the MVP mainline through October 13, 2026, which was granted on August 23, 2022. Parties filed timely requests for rehearing with the FERC regarding such approval, which were denied by the FERC on October 24, 2022 and February 17, 2023. Parties also filed a petition for review of such approval with the DC Circuit on December 23, 2022 (Case No. 22-1330). The DC Circuit put the appeal of the second extension (Case No. 22-1330) into abeyance in an order issued February 2, 2023.

Appalachian Voices, et al. v. U.S. Dep’t of Interior, et al., Fourth Circuit Court of Appeals, Case No. 20-2159. In August 2019, Wild Virginia and certain other petitioners filed a petition in the Fourth Circuit in Wild Virginia et al.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
(2022 Unaudited)
v. United States Department of the Interior; Case No. 19-1866, to challenge the Company’s Biological Opinion and Incidental Take Statement issued by FWS which was approved in November 2017 (the Original BiOp). On October 11, 2019, the Fourth Circuit issued an order approving the petitioners’ requested stay of the Original BiOp and holding the litigation in abeyance until January 11, 2020. On October 15, 2019, the FERC issued an order requiring the Company to cease all forward-construction progress (the FERC modified this order on October 9, 2020 and December 17, 2020, which the Sierra Club has appealed to the DC Circuit as discussed above under “Jefferson National Forest Crossing and Associated Authorizations”). On September 4, 2020, FWS issued the Company a new Biological Opinion and Incidental Take Statement (the 2020 BiOp) for the MVP mainline and the Fourth Circuit subsequently dismissed the litigation regarding the Original BiOp. On October 27, 2020, Appalachian Voices et al. filed a petition with the Fourth Circuit challenging the 2020 BiOp. On February 2, 2022, the Fourth Circuit vacated and remanded the 2020 BiOp holding, in part, that the FWS did not adequately analyze the environmental context for species at issue. On March 11, 2022, the Company requested that the Fourth Circuit review the February 2, 2022 decision en banc, which rehearing was denied by the Fourth Circuit on April 1, 2022. The vacatur of the 2020 BiOp caused a delay in the then-targeted full in-service date for the MVP mainline (and consequent impacts relating to such delay). The Company is pursuing a new BiOp from the FWS. However, the Company cannot ensure whether and when a new BiOp will be received from the FWS and, if received, the result of any challenge to such BiOp.

4. Related-Party Transactions

In the ordinary course of business, the Company has transactions with related parties. Pursuant to the COM Agreement, EQM Gathering was engaged by the Company as operator of the MVP mainline to perform certain tasks related to the MVP mainline development, construction, marketing and operation. Costs incurred by EQM Gathering and its affiliates related to development, construction, marketing and operation of the MVP mainline are reimbursed by the Company under the terms of the COM Agreement. As of December 31, 2022 and 2021, amounts due to EQM Gathering and its affiliates pursuant to the COM Agreement were approximately $2.6 million and $2.9 million, respectively. The Company is also a party to the VER Agreement dated July 21, 2021 with an affiliate of NextEra. As of December 31, 2022, amounts due to the affiliate of NextEra pursuant to the VER Agreement were approximately $0.6 million. As of December 31, 2021, no amounts were due to the affiliate of NextEra pursuant to the VER Agreement.

Excluding MVP Holdco, each member or an affiliate of each member of the Company has entered into a 20-year transportation service agreement with the Company to transport natural gas on the MVP mainline once it is placed in service. Under these transportation service agreements, the Company contracted a total of 0.6 Bcf per day of firm capacity on the MVP mainline.

5. Commitments and Contingencies

The Company has commitments with various contractors and vendors to provide materials and services associated with construction of the MVP mainline. Future payments associated with these commitments as of December 31, 2022 totaled $1.1 billion. The Company expects to pay the majority of this amount in 2023.

From time to time, various legal and regulatory claims and proceedings may be pending or threatened against the Company. While the amounts claimed may be substantial, the Company is unable to predict with certainty the ultimate outcome of such claims and proceedings. The Company accrues legal and other direct costs related to loss contingencies when actually incurred. The Company establishes reserves when it believes it to be appropriate for pending matters and, after consultation with counsel and giving appropriate consideration to available insurance, the Company believes that the ultimate outcome of any matter currently pending against the Company, excluding the legal and regulatory matters described in Note 3, will not materially affect the Company’s business, financial condition, results of operations or liquidity.

The Company has been participating in condemnation proceedings in West Virginia and Virginia. As part of the proceedings, the Company was required to make a cash deposit equal to approximately three times the fair market value of the condemned parcels to ensure sufficient funds were available to pay each landowner. The amount in excess of the approximate fair values represents the amount the Company estimates will be refunded as the parcels are settled or condemned through the condemnation proceedings. The condemnation asset included in other assets in the accompanying balance sheets was approximately $1.6 million and $2.5 million as of December 31, 2022 and 2021, respectively.

Mountain Valley Pipeline, LLC – Series A
Notes To Financial Statements
(2022 Unaudited)
6. Guarantees and Letters of Credit

Pursuant to the Company’s limited liability company agreement (the LLC Agreement), each member of the Company is obligated to provide a form of performance assurance in an amount equal to 33% of its proportionate interest in the remaining obligations to make capital contributions to the Company associated with the most recently approved construction budget, less, subject to certain limits, any credit assurances issued by any affiliate of such member under such affiliate’s precedent agreement. Pursuant to the terms of the LLC Agreement, such performance assurances may take the form of a guarantee, a letter of credit or cash collateral.

As of December 31, 2022 and December 31, 2021, such performance assurances totaled approximately $287.9 million, composed of an aggregate of approximately $68.2 million in member guarantees and approximately $219.7 million in member letter of credit, respectively.

7. Subsequent Events

Subsequent events have been evaluated through February 21, 2023, the date the financial statements were available to be issued.